SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (Amendment No. __________)


                        Amertranz Worldwide Holding Corp.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   030726 10 3
                                 (CUSIP Number)

Hillel Tendler, Esquire, Gordon, Feinblatt, Rothman, Hoffberger & Hollander, LLC
        233 E. Redwood Street, Baltimore, Maryland 21202, (410) 576-4067
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 8, 1997
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)



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------------------------------                    ------------------------------
CUSIP No.   030726 10 3                13D        Page   2   of     5    Pages
------------------------------                    ------------------------------

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1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   Christopher A. Coppersmith                       ###-##-####
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                    (b) |_|

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3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
                                                                            |-|
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   U.S.A.
--------------------------------------------------------------------------------
                        7        SOLE VOTING POWER
        NUMBER                         810,0000
          OF           ---------------------------------------------------------
        SHARES          8        SHARED VOTING POWER
     BENEFICIALLY                      0
        OWNED          ---------------------------------------------------------
          BY            9        SOLE DISPOSITIVE POWER
         EACH                          810,000
      REPORTING        ---------------------------------------------------------
        PERSON          10       SHARED DISPOSITIVE POWER
         WITH                          0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   810,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*
                                                                            |-|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   11.87%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
                   IN
--------------------------------------------------------------------------------



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                                  SCHEDULE 13D


Item 1.  Security and Issuer.

         This statement relates to shares of common stock, par value $.01 per share (the "Shares"), of Amertranz Worldwide Holding Corp. (the "Issuer"), 2001 Marcus Avenue, Lake Success, New York 11042.

Item 2.  Identity and Background.

         (a) The name of the Reporting Person is Christopher A. Coppersmith (the "Reporting Person").

         (b) The Reporting Person's residence address is 535 Esplanade #302, Redondo Beach, California 90277.

         (c) The Reporting Person is President of Target International Services, Inc., a wholly-owned subsidiary of the Issuer ("International") and a director of the Issuer.

         (d) No.

         (e) No.

         (f) The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Reporting Person acquired the Shares covered by this statement in the merger (the "Merger") of Target Air Freight, Inc., a California corporation owned 90% by the Reporting Person, with and into International on May 8, 1997.

Item 4.  Purpose of Transaction.

         As reported in Item 3, the Shares reported on herein were acquired by the Reporting Person in the Merger.

         The Reporting Person has no current plans or proposals which relate to or would result in any of the following:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction involving the Issuer or any of its subsidiaries;


                                      - 3 -

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         (c) A sale or transfer of a material  amount of assets of the Issuer or any of its subsidiaries;

         (d) Except as disclosed in Item 2(c), any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes   in  the   Issuer's   charter,   bylaws   or   instruments
             corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) Any action similar to any of those enumerated above.

         Notwithstanding the foregoing, the Reporting Person may from time to time acquire beneficial ownership of additional Shares or dispose of any Shares beneficially owned by him, including pursuant to any stock option or similar plan of the Issuer in which the Reporting Person is eligible to participate. In addition, as a member of the Board of Directors of the Issuer, the Reporting Person will participate from time to time, in the consideration of possible actions or transactions involving the Issuer, some of which may, in whole or in part, relate to or result in one or more of the actions enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) The Reporting Person is the beneficial owner of 810,000 Shares, representing 11.87% of the class of securities covered by this statement.

         (b) The Reporting Person has sole voting and dispositive power with respect to all Shares he beneficially owns.

         (c) Except as reported in Item 3, none.



                                      - 4 -

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         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Not applicable.

Item 7.  Material to be Filed as Exhibits.

         None.


Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  May 15, 1997




                                            /s/ Christopher A. Coppersmith
                                            ------------------------------------
                                            Christopher A. Coppersmith


C69131.198


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